July 12, 2019
VIA EDGAR
Michael Henderson
Cara Lubit
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    KKR & Co. Inc.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Filed May 3, 2019
File No. 001-34820
Dear Mr. Henderson and Ms. Lubit:
On behalf of KKR & Co. Inc. (the "Company", "KKR", "we", or "us"), we are responding to the comment letter of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, dated June 21, 2019, regarding the Company's financial statements and related disclosures in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019.
To assist your review, we have retyped the text of the Staff’s comments in italics below.
Form 10-Q for the Quarterly Period Ended March 31, 2019
Item 1. Financial Statements
Notes to Financial Statements (Unaudited)
14. Segment Reporting, page 45

1.
We note that you have changed from four reportable segments to one reportable segment. Please explain why it is appropriate to continue to provide segment disclosures (e.g., segment revenues, segment expenses, segment operating earnings, segment assets/liabilities, disaggregated segment revenues by business line disclosures, etc.) and how your current disclosures are consistent with ASC 280. In this regard, if you have only one reportable segment, explain why it is appropriate to present business line level information here. Please advise or revise your future filings to remove all such "segment" and business line references and information.

We respectfully advise the Staff that in preparing our disclosure for Note 14. Segment Reporting, we considered the guidance set forth in Accounting Standards Codification 280, Segment Reporting ("ASC 280") and determined that including this footnote, which presents several additional performance measures, was useful under ASC 280 because our chief operating decision makers use these measures to assess performance for our single operating and reportable segment. We also concluded that presenting this supplemental information in a footnote to our financial statements would be useful to readers. However, while we believe that this presentation is not expressly precluded by, and not inconsistent with the objectives of, ASC 280, we acknowledge that these performance measures are for the same set of operations included in our GAAP consolidated financial statements. Accordingly, in response to the Staff’s comment, we will remove these segment disclosures and business line references and information from the notes to our consolidated financial statements in future filings, which, as discussed with the Staff, we will begin to do in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.

2.
We note your presentation of segment results, segment revenues, segment expense, and segment operating earnings here and within the "Segment Analysis" section of Management's Discussion and Analysis, beginning on page 82. We also note your presentation of segment balance sheets on pages 94-95. Please tell us why you believe this presentation complies with ASC 280-10-50, given your determination that you have one segment. In addition, tell us why you believe your presentation of the segment results (page 82) and segment balance sheets

(pages 94-95) complies with the prominence considerations under Question 102.10 of the updated Non-GAAP C&DI.
We respectfully advise the Staff that, in future filings, in connection with our revisions described in our response to Comment #1 above, we will (i) revise the presentation of the information that was provided beginning on page 82 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 so that it no longer presents segment results and instead presents and reconciles any relevant non-GAAP components separately and (ii) revise the presentation of segment balance sheets provided on pages 94-95 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 so that it no longer presents a segment balance sheet and instead presents and reconciles any relevant non-GAAP components separately. Additionally, in future filings, we will revise the presentation of the information in the "Segment Analysis" section of our Management's Discussion and Analysis, beginning on page 82 of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, by instead presenting an alternative section that does not use the word "segment". As discussed with the Staff, these revisions will begin in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019.
Please do not hesitate to call me at (212) 230-9740 or, in my absence, either Scott Karnas at (212) 230-9723 or Christopher Lee at (212) 230-9786, with any questions or further comments.
Sincerely,
/s/ William J. Janetschek
William J. Janetschek
Chief Financial Officer

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